

IMMISSION
9

$\mathcal{BB}$ 3/16

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......12.00	

$A\!\!\!/\!\!\!/$ 3/30

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43930

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2005__ AND ENDING __December 31, 2005__
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Presidential Brokerage, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

__5445 DTC Parkway, Suite 1100__
                        (No. and Street)

__Greenwood Village, CO 80111__
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__Daniel G. Lempe, President__ __(303) 694-1600__
                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert L. Gulbransen, C.P.A.
                        (Name – if individual, state last, first, middle name)

__3033 S. Parker Road, #240__   Aurora   CO   80014
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 12 2006
THOMSON
FINANCIAL

MAR 08 2006

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

$\mathcal{BB}$ 4/15/08

OATH OR AFFIRMATION

I, ___Daniel G. Lempe_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Presidential Brokerage, Inc._____ , as of ___February 28_____ , 20_06____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Daniel Lempe

Signature

President

Title

___Notary Public___   2/28/06

NOTARY PUBLIC
HEATHER H. JANSON
STATE OF COLORADO

My Commission Expires Oct. 17, 2009

This report * contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Presidential Brokerage, Inc.

Financial Statements – Audited

December 31, 2005

ROBERT L. GULBRANSEN
CERTIFIED PUBLIC ACCOUNTANT
3033 So. PARKER RD. SUITE 240
AURORA, COLORADO 80014
(303) 695-9128
FAX (303) 695-9207

Member
American Institute of
Certified Public Accountants

Member
Colorado Society of
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Presidential Brokerage, Inc.

I have audited the accompanying statement of financial condition of Presidential Brokerage, Inc. as of December 31, 2005 and the related statements of income, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Presidential Brokerage, Inc. as of December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Robert L. Gulbransen, CPA
February 17, 2006

Presidential Brokerage, Inc.
Statement of Financial Condition
December 31, 2005

Assets

Cash	$	7,619
Cash, investment accounts		501,372
Securities inventory		-0-
Insurance commissions due		-0-
Deposits with clearing firms		89,940
Receivables from clearing firms		117,202
Advances to employees		2,672
Receivables- other (note 10)		25,000
Prepaid expenses		8,647
Property and equipment, net		-0-
Deposits- rent		32,105
Organization costs, net		-0-
Total Assets	$	784,557

Liabilities and Shareholders' Equity

LIABILITIES:

Commissions Payable	$	111,360
Accounts payable, payroll taxes payable,		
And other liabilities		95,303
Contingent client claims payable		227,051
Total Current Liabilities	$	433,714

Liabilities subordinated to claims of general creditors		
Principal	$	-0-
Accrued Interest		-0-
	$	-0-

Stockholders' Equity		
2,000,000 shares authorized		
1,182,069 shares outstanding,		
at a stated value of $0.05 per share	$	59,103
Additional paid-in capital		291,416
Retained Earnings		324
Total Stockholders' Equity	$	350,843
Total Liabilities & Stockholders' Equity	$	784,557

The accompanying notes are an integral part of these financial statements.

Presidential Brokerage, Inc.
Statement of Income
December 31, 2005

Revenues:

Commissions	$	3,407,150
Net Dealer investment gains (losses)		<600>
Postage fees		420,091
Interest and dividends		16,689
Management fees		633,332
	$	4,476,662

Expenses:

Employee compensation and benefits	$	661,441
Commissions and brokerage fees		2,080,557
Clearing House charges		282,906
Communications		254,861
Occupancy rentals		393,262
Payroll taxes		177,942
Taxes, other than income and payroll		3,174
Settlement claims expense		-0-
Other operating expenses		558,103
	$	4,412,246

Income <loss> before income taxes	$	64,416
Income taxes		<1,906>
Net Income	$	62,510

The accompanying notes are an integral part of these financial statements.

Presidential Brokerage, Inc.
Statement of Cash Flows
for the Year Ended December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$	62,510
Adjustments to reconcile net income to		
net cash provided by operating activities:		
Depreciation & Amortization	$	31,453
(Increase) decrease in:		
Receivable from broker/dealer		79,416
Commissions receivable		19,930
Advances to brokers & employees		<2,671>
Prepaid expenses and other receivables		<33,647>
(Decrease) increase in:		
Accounts payable		32,428
Commissions payable		<129,711>
Contingent client claims		<670,671>
Total Adjustments	$	<673,473>
Net cash provided by operating activities	$	<610,963>

CASH FLOWS FROM INVESTING ACTIVITIES

Increase in deposits from clearing firm	$	<2,042>
Net purchases of property & equipment		<31,453>
Net cash used in investing activities	$	<33,495>

CASH FLOWS FROM FINANCING ACTIVITIES

Distributions to Shareholders		<25,112>
Compensatory stock grant		2,999
Net cash used in financing activities	$	<22,113>
Net increase in cash and cash equivalents	$	<666,571>
Cash at beginning of year		1,175,562
Cash at end of year	$	508,991

The accompanying notes are an integral part of these financial statements

4

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:

Cash paid during the year for:

Interest	$ 0
Income Taxes	1,906

The accompanying notes are an integral part of these financial statements

Presidential Brokerage, Inc.
Statement of Changes in Stockholders' Equity
for the Year Ended December 31, 2005

	Balance Jan. 1, 2005	Rounding Difference	Distributions Paid	Stock Grant	Net Income	Balance at end of year
Common Stock	$ 57,740			$ 1,363		$ 59,103
Additional Paid-in Capital	289,780			1,636		291,416
Retained Earnings/ <Acc. Deficit>	<37,075>	1	<25,112>		$62,510	324
Total	$ 310,445	$ 1	$<25,112>	$ 2,999	$ 62,510	$ 350,843

The accompanying notes are an integral part of these financial statements

6

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GENERAL

Presidential Brokerage, Inc. (the "Company") was incorporated in the State of California on June 25, 1991. The Company registered as a broker-dealer with the Securities and Exchange Commission and with the National Association of Securities Dealers, Inc. on December 18, 1991 and commenced trading operations. The Company is also a member of the Securities Investor Protection Corporation (SIPC). The Company's security business is limited to introducing and forwarding securities transactions on a fully disclosed basis to a carrying broker-dealer. The Company as a matter of policy does not hold funds or securities for customers or owe money or securities to customers.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities transactions and the related revenues and expenses are reflected in the financial statements on a trade date basis, which is generally three business days after trade date. Revenues and expenses on a trade basis are not materially different from revenues and expenses on a settlement date basis.

The Company depreciates its property and equipment over a five (5) to seven (7) year straight-line basis whereby in the year of acquisition 7 to 10 percent of the cost is depreciated; also the company takes advantage of the Federal Tax code section (179) allowing depreciation write-offs of up to $105,000 in year of acquisition. This method of writing off up to $105,000 in acquisition is not a generally accepted accounting principle, however, the GAAP calculated depreciation did not vary materially from the tax method considering the financial statements taken as a whole.

Leasehold improvements are amortized over a 7 year life.

Organization costs were amortized over a period of sixty months. Organization costs are recorded net of accumulated amortization of $8,000. Amortization expense for the year ended December 31, 2005 is $0. The organization costs were fully amortized by December 31, 1996.

For the purpose of the cash flow statement, cash and cash investment accounts are considered as one amount totaling $508,991.

Note 2: SECURITIES OWNED AND SOLD BUT NOT YET PURCHASED

	Owned
Cash deposits at WFS	$ 501,372

The Company, prior to year end, closed out their inventory of stocks. There are cash deposits at Wheat First Securities Inc. All market positions have closed out and hence, all gains and losses have been recognized.

7

Note 3: PROPERTY AND EQUIPMENT, NET

Property and equipment are stated at cost and summarized by major classifications as follows:

		Depreciable Lives
Furniture & Equipment	$ 363,584	5 & 7 years
Leasehold Improvements	2,767	7 years
Less: accumulated depreciation/amortization	<366,351>	
Property and Equipment, Net	$ -0-	

Depreciation expense for the period ended December 31, 2005 is $31,453.

Note 4: INCOME TAXES

The income tax provision at December 31, 2005 consists of expense (benefit):

Current $ 1,906

The Company has elected subchapter-S status for tax purposes; as such all incidence of tax will pass through to the individual stockholders. There is no tax liability for the Corporation other than a minimum franchise tax liability to California of $1,777.

Note 5: COMMITMENTS & CONTINGENCIES

COMMITMENTS

The company is under a non-cancelable leasing arrangement for its office premises in Englewood, Colorado through November 30, 2008. Also, the company has a non-cancelable lease for office premises in Colorado Springs, Colorado through October 31, 2005. Also, the Company has a non-cancelable lease for San Diego, California with a lease termination date of April 30, 2006.

The minimum future rental commitments for operating leases having remaining terms in excess of one year as of December 31, 2005 for each of the next five (5) years and in the aggregate are:

December 31,

2006	$ 233,188
2007	173,850
2008	159,363
2009	-0-
2010	-0-
	$ 566,401

Rental expenses amounted to $ 386,511 in 2005 under these leasing agreements.

Note 5: COMMITMENTS & CONTINGENCIES (Continued)

CONTINGENCIES

The Company has maintained cash balances over $100,000, the Federal Deposit Insurance Corporation's guarantee limit, in certain bank accounts, as of December 31, 2005 the balance is $7,619 at one bank. Under Financial Accounting Standards Board #105 this is an off-balance-sheet risk amount. They also carry cash balances in investment accounts at one security firm of $501,372, which also are in excess of $100,000 at each security firm.

Note 6: ADDITIONAL EVENTS 2005

The company has a line of credit at a commercial bank for a maximum of $3,000. It currently does not have a termination date and there is a loan balance of –0-.

Note 7:

During 2005 the company issued 27,269 shares of common stock to employees as a compensatory plan, with a value of $2,999.

Note 8: NET CAPITAL REQUIREMENTS

As a registered broker/dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires that Net Capital, as defined, shall be at least $100,000. Net capital and aggregate indebtedness change from day to day, and as of December 31, 2005, the Company had net capital, as defined, of $272,391. Ratio of aggregate indebtedness of $433,714 to net capital was 1.59 to 1 which is less than the maximum allowed of 15 to 1.

Note 9:

The company had a final settlement with NASD during 2005 for periods 2002-2004 which resulted in total restitution payments and penalties of $304,618 and one employee was suspended for 15 days and two employees were censured. Additionally, one employee was suspended for 6 months. This employee has left the company. The company also settled all lawsuits with their customers by year-end and had payments in 2005 and some in 2006 by the time of this report which are part of the contingent claims payable at the beginning of the year. The company had accrued $897,722 and all settlements with NASD and customers amounted to $670,671 in payments. The $227,051 will more than cover remaining payments in 2006 as well as maintain a contingency for any possible customer claims which at this time the company is not aware.

Note 10: PRIVATE PLACEMENT

The company acts as the exclusive finder for Costa Rica Partners L.P., a private placement. As such, the Company assists in raising capital funds for Costa Rica Partners L.P. As of 12-31-05 the Company had advanced $25000 to the private placement, the sum of which was repaid in full on 01-26-06.

Presidential Brokerage, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
December 31, 2005

Computation of net capital

Total ownership equity from statement of financial condition	$	350,843
Add: Subordinated liabilities		0
Less: Non-allowable assets		< 68,424>
Money Market 2% adjustment		<10,028>
Net capital	$	272,391

Net Capital

Net capital as reported in the December 31, 2005 Part IIA, Line 10 (Unaudited) FOCUS Report	$	272,393
Net Capital as reported herein		272,391
Net Difference (rounding)	$	2

Computation of net capital requirements

Minimum net capital requirements		
6 2/3% of net aggregate indebtedness	$	28,916
Minimum dollar net capital required		100,000
Net capital required, greater of above	$	100,000
Excess net capital	$	172,391
Percentage of aggregate indebtedness to net capital		159%
		1.59 to 1

See Independent Auditor's report.

Presidential Brokerage, Inc.

Schedule II - Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
December 31, 2005

A computation of reserve requirement is not applicable to Presidential Brokerage, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2).

See Independent Auditor's report.

Presidential Brokerage, Inc.

Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
December 31, 2005

Information relating to possession or control requirements is not applicable to Presidential Brokerage, Inc.
as the Company qualifies for exemption under Rule 15c3-3(k)(2).

Presidential Brokerage, Inc.
Supplementary Accountant's Report
On Internal Control
Report Pursuant to 17a-5
For the Year Ended December 31, 2005

Board of Directors
Presidential Brokerage, Inc.

In planning and performing my audit of the financial statements of Presidential
Brokerage, Inc. for the year ended December 31, 2005, I considered its internal control
structure for the purpose of safeguarding securities in order to determine my auditing
procedures for the purpose of expressing my opinion on internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have
made a study of the practices and procedures (including tests of compliance with such
practices and procedures) followed by Presidential Brokerage, Inc., that I considered
relevant to objectives stated in rule 17a-5(g)(1) in making the periodic computations of
aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and
the reserve required by rule 15c3-3(e). I did not review the practices and procedures
followed by the company (i) in making the quarterly securities examinations, counts,
verifications and comparisons, and the recordation of differences required by rule 17a-13
or (ii) in complying with the requirements for prompt payment for securities of Section 8
of regulation T of the Board of Governors of the Federal Reserve System, because the
Company does not carry security accounts for customers or perform custodial functions
relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal
control structure and the practice and procedures referred to in the preceding paragraph.
In fulfilling this responsibility, estimates and judgements by management are required to
assess the expected benefits and related costs of internal control structure policies and
procedures and of the practices and procedures referred to in the preceding paragraph and
to assess whether those practices and procedures can be expected to achieve the
Commission's above mentioned objectives. Two of the objectives of an internal control
structure and the practices and procedures are to provide management with reasonable,
but not absolute, assurance that assets for which the company has responsibility are
safeguarded against loss from unauthorized use or disposition and that transactions are
executed in accordance with management's authorization and recorded properly to permit
preparation of financial statements in conformity with generally accepted accounting

principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations of any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be a material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce, to a relative low level, the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, which I considered to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies, which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Robert L. Gulbransen
Certified Public Accountant
February 17, 2006